OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

RIVIANA FOODS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

769536103

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 769536103

1.	Name of Reporting Person: Abbeville Family Partnership, L.P.		I.R.S. Identification Nos. of above persons (entities only): 72-1265430

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,917,375

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 4,917,375

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,917,375 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.4%

12.	Type of Reporting Person: PN

13G
CUSIP No. 769536103

1.	Name of Reporting Person: Charles R. Godchaux		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 491,133

		6.	Shared Voting Power: 4,917,375

		7.	Sole Dispositive Power: 491,133

		8.	Shared Dispositive Power: 4,917,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,412,008 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.9%

12.	Type of Reporting Person: IN

13G
CUSIP No. 769536103

1.	Name of Reporting Person: Theresa G. Payne		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 23,940

		6.	Shared Voting Power: 4,917,375

		7.	Sole Dispositive Power: 23,940

		8.	Shared Dispositive Power: 4,917,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,941,315 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.6%

12.	Type of Reporting Person: IN

13G
CUSIP No. 769536103

1.	Name of Reporting Person: Leslie K. Godchaux		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 25,200

		6.	Shared Voting Power: 4,941,375

		7.	Sole Dispositive Power: 25,200

		8.	Shared Dispositive Power: 4,941,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,966,575 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.8%

12.	Type of Reporting Person: IN

13G
CUSIP No. 769536103

1.	Name of Reporting Person: Frank K. Godchaux		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 24,000

		6.	Shared Voting Power: 4,917,375

		7.	Sole Dispositive Power: 24,000

		8.	Shared Dispositive Power: 4,917,375

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,941,375 (See Item 4.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 34.6%

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
Riviana Foods Inc.
	(b)	Address of Issuer's Principal Executive Offices:
2777 Allen Parkway Houston, Texas 77019

Item 2.
	(a)	Name of Person Filing:
Abbeville Family Partnership, L.P. Charles R. Godchaux Theresa G. Payne Leslie K. Godchaux Frank K. Godchaux
	(b)	Address of Principal Business Office or, if none, Residence:
Abbeville Family Partnership, L.P.
P.O. Box 269
Abbeville, Louisiana 70511

Charles R. Godchaux
P.O. Box 278
Abbeville, Louisiana 70511

Theresa G. Payne
4345 Chickering Lane
Nashville, Tennessee 37215

Leslie K. Godchaux
P.O. Box 278
Abbeville, Louisiana 70511

Frank K. Godchaux
P.O. Box 278
Abbeville, Louisiana 70511
	(c)	Citizenship:
Abbeville Family Partnership, L.P. is a Louisiana partnership in commendam (limited partnership). Charles R. Godchaux, Theresa G. Payne, Leslie K. Godchaux and Frank K. Godchaux are citizens of the United States.
	(d)	Title of Class of Securities:
Common Stock, par value $1.00 per share
	(e)	CUSIP Number:
769536103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
	1.	Abbeville Family Partnership, L.P.
	(a)	Amount beneficially owned:
4,917,375 shares
	(b)	Percent of class:
34.4%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
4,917,375 shares
(ii) Shared power to vote or to direct the vote:
None
(iii) Sole power to dispose or to direct the disposition of:
4,917,375 shares
(iv) Shared power to dispose or to direct the disposition of:
None

	2.	Charles R. Godchaux
	(a)	Amount beneficially owned:
5,412,008 shares
	(b)	Percent of class:
37.9%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
491,133 shares
(ii) Shared power to vote or to direct the vote:
4,917,375 shares (See Item 6.)
(iii) Sole power to dispose or to direct the disposition of:
491,133 shares
(iv) Shared power to dispose or to direct the disposition of:
4,917,375 shares (See Item 6.)

The amount of shares shown as beneficially owned in Item 4(a) above also includes 3,500 shares owned of record by Mr. Godchaux's wife who exercises sole voting and investment authority with respect thereto, and as to which Mr. Godchaux disclaims beneficial ownership.

	3.	Theresa G. Payne
	(a)	Amount beneficially owned:
4,941,315 shares
	(b)	Percent of class:
34.6%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
23,940 shares
(ii) Shared power to vote or to direct the vote:
4,917,375 shares (See Item 6.)
(iii) Sole power to dispose or to direct the disposition of:
23,940 shares
(iv) Shared power to dispose or to direct the disposition of:
4,917,375 shares (See Item 6.)

	4.	Leslie K. Godchaux
	(a)	Amount beneficially owned:
4,966,575 shares
	(b)	Percent of class:
34.8%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
25,200 shares
(ii) Shared power to vote or to direct the vote:
4,941,375 shares (See Item 6.)
(iii) Sole power to dispose or to direct the disposition of:
25,200 shares
(iv) Shared power to dispose or to direct the disposition of:
4,941,375 shares (See Item 6.)

	5.	Frank K. Godchaux
	(a)	Amount beneficially owned:
4,941,375 shares
	(b)	Percent of class:
34.6%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
24,000 shares
(ii) Shared power to vote or to direct the vote:
4,917,375 shares (See Item 6.)
(iii) Sole power to dispose or to direct the disposition of:
24,000 shares
(iv) Shared power to dispose or to direct the disposition of:
4,917,375 shares (See Item 6.)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

A. Charles R. Godchaux

The 4,917,375 shares identified in Items 4(c)(ii) and (iv) above are owned of record by the Abbeville Family Partnership, L.P. (the "Limited Partnership"), with respect to which Mr. Godchaux, in his capacity as President of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

B. Theresa G. Payne

The 4,917,375 shares identified in Items 4(c)(ii) and (iv) above are owned of record by the Abbeville Family Partnership, L.P. (the "Limited Partnership"), with respect to which Ms. Payne, in her capacity as Chairman of the Board of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

C. Leslie K. Godchaux

Of the 4,941,375 shares identified in Items 4(c)(ii) and (iv) above (a) 4,917,375 shares are owned of record by Abbeville Family Partnership, L.P. (the "Limited Partnership"), with respect to which Ms. Godchaux, in her capacity as a general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares and (b) 24,000 shares are held in various trusts to which Ms. Godchaux shares voting and investment authority as a co-trustee.

D. Frank K. Godchaux

The 4,917,375 shares identified in Items 4(c)(ii) and (iv) above are owned of record by Abbeville Family Partnership, L.P. (the "Limited Partnership"), with respect to which Mr. Godchaux, in his capacity as President of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2003

ABBEVILLE FAMILY PARTNERSHIP, L.P.

By:	FGCG Inc., General Partner
Name:	*CHARLES R. GODCHAUX
Title:	Chairman of the Board and President

By:	TD Inc., General Partner
Name:	*THERESA G. PAYNE
Title:	Chairman of the Board

Name:	*FRANK K. GODCHAUX
Title:	President

Name:	*LESLIE K. GODCHAUX
Title:	General Partner

*By:	/s/ ELIZABETH B. WOODARD
ELIZABETH B. WOODARD
Under Special Power of Attorney Dated February 12, 2003 Attached as Exhibit A

EXHIBIT A

SPECIAL POWER OF ATTORNEY

     The undersigned, Abbeville Family Partnership, L.P., does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.

February 12, 2003	ABBEVILLE FAMILY PARTNERSHIP, L.P.

	By:	FGCG INC., General Partner

		/s/	CHARLES R. GODCHAUX
Charles R. Godchaux, Chairman of the Board and President

	By:	TD Inc., General Partner

		/s/	THERESA G. PAYNE
Theresa G. Payne, Chairman of the Board

		/s/	FRANK K. GODCHAUX
Frank K. Godchaux, President

		/s/	LESLIE K. GODCHAUX
Leslie K. Godchaux, General Partner